UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VERENIUM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

5.5% Convertible Senior Notes due 2027

(Title of Class of Securities)

92340PAA8

(CUSIP Number of Class of Securities)

Alexander A. Fitzpatrick, Esq.

Senior Vice President and General Counsel

Verenium Corporation

4955 Directors Place, San Diego, California 92121

(858) 431-8500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,798,754	$4,103

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.5% Convertible Senior Notes due 2027, or the Notes, as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of March 5, 2012, there was $34,851,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $35,798,754.
(2)	The amount of the filing fee was calculated at a rate of $114.60 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,103

Form or Registration No.: Schedule TO

Filing Party: Verenium Corporation

Date Filed: March 5, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment“) amends and supplements the Tender Offer Statement on Schedule TO filed on March 5, 2012 (together with any subsequent amendments and supplements thereto, the “Schedule TO“) by Verenium Corporation, a Delaware corporation (formerly known as Diversa Corporation) (the “Company“). The Schedule TO relates to the right of each holder (each, a “Holder“) of the Company’s 5.5% Convertible Senior Notes due 2027 (the “Notes“), to sell and the obligation of the Company to repurchase the Notes (the “Put Option“) pursuant to the terms of and subject to the conditions set forth in the Indenture (the “Indenture“), dated as of March 28, 2007, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee“), as set forth in the Company Notice to Holders of the Notes, dated March 5, 2012 (together with any subsequent amendments and supplements thereto, the “Company Notice“), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents“).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Option Documents.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

“The period during which the Company’s offer to Holders to exercise the Put Option expired at 11:59 p.m., New York City time, on March 30, 2012. The Company has been advised by the Trustee that Notes in an aggregate principal amount of $34,851,000 were validly surrendered for repurchase and not withdrawn. The Company has accepted for repurchase all of these Notes for a purchase price of $1,000 in cash per $1,000 principal amount, plus accrued and unpaid interest to, but excluding, the Repurchase Date. The Repurchase Date is an interest payment date under the terms of the Indenture and therefore any interest accrued from (and including) the then-last interest payment date to the Repurchase Date, shall be paid to the Holder of record of such Note at the close of business on the record date immediately preceding the Repurchase Date, and the Holder who surrendered such Note shall not be entitled to any such interest unless such Holder was also the Holder of record of such Note at the close of business on such record date.

The Company has delivered the aggregate purchase price of $34,851,000 for the accepted Notes, plus accrued and unpaid interest, to the Trustee for distribution to the Holders. Following the Company’s repurchase of the Notes pursuant to the Put Option, no Notes remain outstanding.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERENIUM CORPORATION

Date: April 2, 2012	By:	/s/ James E. Levine
James E. Levine President and Chief Executive Officer